# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common stock, par value $0.0001
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina (NC), 27517
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 179,050; shared voting power 0; sole dispositive power 179,050; shared dispositive power 0; aggregate amount beneficially owned 179,050 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300 Chapel Hill, NC 27517

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
179,050

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on February 20, 2024, covering 107,000 shares of Common Stock purchased and underlying warrants purchased on February 8, 2024. The amounts in Row (5), (7) and (9) represent 179,050 Warrants to purchase Common Stock, which are subject to a 4.99% beneficial ownership limitation. Does not include 174,950 Warrants to purchase Common Stock, which are subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 3,408,906 Common Stock outstanding as of October 31, 2024, based upon the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.

Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 179,050
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 179,050
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (03/18/2025)